APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Whisk It Good, LLC
Income Statement - unaudited
For the periods ended 12-31-22

	Current Period
	31-Dec-22
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)   -

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

Whisk It Good, LLC
Balance Sheet - unaudited
For the period ended 12/31/22

	Current Period
	31-Dec-22
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Whisk It Good, LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-22

	Current Period
	31-Dec-22
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	-
CASH - ENDING	-

Whisk It Good, LLC

Profit and Loss

January 1 - November 20, 2023

	TOTAL
Income	
Sales of Product Income	39,820.51
Total Income	**$39,820.51**
Cost of Goods Sold	
Cost of goods sold	39.30
Supplies & materials	10,914.80
Total Cost of goods sold	**10,954.10**
Cost of Goods Sold-1	845.06
Total Cost of Goods Sold	**$11,799.16**
GROSS PROFIT	**$28,021.35**
Expenses	
Advertising & marketing	28.92
General business expenses	
Bank fees & service charges	556.51
Continuing education	100.00
Memberships & subscriptions	3,617.21
Uniforms	334.78
Total General business expenses	**4,608.50**
Meals	2,670.46
Payroll expenses	
Wages	6,777.04
Total Payroll expenses	**6,777.04**
Repairs & maintenance	1,689.52
Supplies	401.49
Supplies & materials	790.89
Total Supplies	**1,192.38**
Taxes paid	
Payroll taxes	1,409.82
Total Taxes paid	**1,409.82**
Utilities	
Electricity	371.40
Internet & TV services	412.82
Water & sewer	308.66
Total Utilities	**1,092.88**
Total Expenses	**$19,469.52**
NET OPERATING INCOME	**$8,551.83**
Other Income	
Other income	5,753.95
Total Other Income	**$5,753.95**

Whisk It Good, LLC

Profit and Loss

January 1 - November 20, 2023

	TOTAL
Other Expenses	
Other Miscellaneous Expense	100.00
Vehicle expenses	
Vehicle gas & fuel	329.12
Total Vehicle expenses	**329.12**
Total Other Expenses	**$429.12**
NET OTHER INCOME	**$5,324.83**
NET INCOME	**$13,876.66**

Whisk It Good, LLC

Balance Sheet

As of November 20, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Whisk It Good	618.99
Total Bank Accounts	**$618.99**
Total Current Assets	**$618.99**
Fixed Assets	
Long-term office equipment	
Computers & tablets	50.00
Furniture	2,525.82
Total Long-term office equipment	**2,575.82**
Tools, machinery, and equipment	1,366.57
Total Fixed Assets	**$3,942.39**
TOTAL ASSETS	**$4,561.38**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	29,328.90
Total Accounts Payable	**$29,328.90**
Credit Cards	
XXXX	229.99
XXXX	-1,005.00
Total Credit Cards	**$ -775.01**
Total Current Liabilities	**$28,553.89**
Long-Term Liabilities	
Mortgages	-27,328.90
Total Long-Term Liabilities	**$ -27,328.90**
Total Liabilities	**$1,224.99**
Equity	
Opening balance equity	-3,451.14
Owner draws	-11,274.11
Owner investments	4,103.40
Retained Earnings	81.58
Net Income	13,876.66
Total Equity	**$3,336.39**
TOTAL LIABILITIES AND EQUITY	**$4,561.38**

Whisk It Good, LLC

Statement of Cash Flows

January 1 - November 20, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	13,876.66
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	29,328.90
XXXX	172.69
XXXX	-1,005.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**28,496.59**
Net cash provided by operating activities	**$42,373.25**
INVESTING ACTIVITIES	
Long-term office equipment:Computers & tablets	-50.00
Long-term office equipment:Furniture	-2,525.82
Tools, machinery, and equipment	-1,366.57
Net cash provided by investing activities	**$ -3,942.39**
FINANCING ACTIVITIES	
Mortgages	-27,328.90
Opening balance equity	-3,550.73
Owner draws	-11,274.11
Owner investments	4,005.00
Net cash provided by financing activities	**$ -38,148.74**
NET CASH INCREASE FOR PERIOD	**$282.12**
Cash at beginning of period	336.87
CASH AT END OF PERIOD	**$618.99**

I, Chelsea Norsten, certify that:

1. The financial statements of Whisk It Good included in this Form are true and complete in all material respects; and
2. The tax return information of Whisk It Good included in this Form reflects accurately the information reported on the tax return for Whisk It Good for the fiscal year ended 2022 (most recently available as of the Date of this Form C).

Signature   *Chelsea Norsten*

Name: Chelsea Norsten

Title: Owner